# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nikola Corp, CIK 0001731289
CUSIP: 654110303
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 4141 East Broadway Road, Phoenix, Arizona (AZ), 85040
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001011438-25-000151
Filed by CIK 0001750183

## Reporting persons
- Antara Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,171,820; sole dispositive power 0; shared dispositive power 3,171,820; aggregate amount beneficially owned 3,171,820 (2.68% of the class)
- Antara Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,171,820; sole dispositive power 0; shared dispositive power 3,171,820; aggregate amount beneficially owned 3,171,820 (2.68% of the class)
- Gulati Himanshu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,171,820; sole dispositive power 0; shared dispositive power 3,171,820; aggregate amount beneficially owned 3,171,820 (2.68% of the class)

## Item 1. Issuer
Name of issuer: Nikola Corp
Address of issuer's principal executive offices: 4141 East Broadway Road, Phoenix, Arizona, 85040

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by (i) Antara Capital LP ("Antara Capital"), (ii) Antara Capital GP LLC ("Antara GP"), and (iii) Himanshu Gulati ("Mr. Gulati", and together with Antara Capital and Antara GP, the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 55 Hudson Yards, 47th Floor, Suite C, New York, New York 10001.
Citizenship: (i) Antara Capital is a Delaware limited partnership, (ii) Antara GP is a Delaware limited liability company, and (iii) Mr. Gulati is an individual and is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of March 31, 2025, certain managed accounts for which Antara Capital serves as investment manager (the "Managed Accounts") directly hold 3,171,820 Common Stock, $0.0001 par value per share (the "Common Stock"). Antara Capital is the investment manager of the Managed Accounts. Antara GP is the general partner of Antara Capital. Mr. Gulati is the sole member of Antara GP. Antara Capital, Antara GP, and Mr. Gulati may be deemed to beneficially own the securities of the Issuer held directly by the Managed Accounts.
Percent of class: As of March 31, 2025, the Reporting Persons in the aggregate beneficially own approximately 2.68% of the Common Stock, based on 84,467,751 Common Stock of the Issuer outstanding as of December 3, 2024, based on Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on December 17, 2024, and 33,906,126 Common Stock issued by the Issuer as a result of note conversions between December 16, 2024 and March 31, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,171,820
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,171,820

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Common Stock beneficially owned by the Reporting Persons are directly held by the Managed Accounts, for which Antara Capital serves as investment manager.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Antara Capital LP: /s/ Himanshu Gulati, Himanshu Gulati / Managing Member of Antara Capital GP LLC, its general partner (05/15/2025)
- Antara Capital GP LLC: /s/ Himanshu Gulati, Himanshu Gulati / Managing Member (05/15/2025)
- Gulati Himanshu: /s/ Himanshu Gulati, Himanshu Gulati / Self (05/15/2025)